FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December, 2006
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item	Page
Item 1. Press Release Announcing Agreement with Prisa for sale of Ibero American Radio Chile	3

Signatures	5

Item 1. Press Release Announcing Agreement with Prisa for sale of Ibero American Radio Chile
Claxson and Prisa reach agreement for the sale of
IberoAmerican Radio Chile
Santiago de Chile, December 22, 2006. Claxson (XSONF.PK), the multimedia company that provides and distributes branded entertainment content to Spanish and Portuguese audiences around the world, announced today that it has entered into an agreement to sell the shares of its subsidiary, IberoAmerican Radio Chile, S.A., that holds the group of radio networks known as “IberoAmerican Radio Chile”, to Grupo Latino de Radiodifusión, an affiliate of Union Radio, owned by Prisa Group.
As a result of this agreement, all the radios of IberoAmerican Radio Chile (Pudahuel FM, Rock & Pop, Corazón, FM Dos, Concierto, Futuro, FM Hit and Imagina) will be owned by Grupo Latino de Radiodifusión. The price for the sale of the radio company is US$ 75MM, minus the financial debt under certain syndicated credit facility held by IberoAmerican Radio Chile, S.A. as of the closing date. Closing of the transaction is subject to regulatory approval by the Anti-trust Tribunal in Chile.
“We are very pleased about this agreement with the Prisa Group. IberoAmerican Radio Chile’s management has not only generated excellent results and brand positioning, creating shareholder value, but has also enhanced the Chilean radio industry as a whole. We believe the interest of Prisa Group, who operates radio businesses in different markets, is a recognition to the management of IberoAmerican Radio Chile, with whom I am proud to have worked all these years”, said Roberto Vivo, Claxson’s CEO & Chairman.

Claxson intends to commence a process to analyze strategic alternatives with respect to its remaining assets, and may consider taking the Company private.
About Claxson
Claxson Interactive Group, Inc. (XSONF.PK) is a multimedia company that provides and distributes branded entertainment content to Spanish and Portuguese audiences around the world. The company has a portfolio of well-known branded entertainment options distributed on multiple platforms, including pay TV, broadcast TV, radio and Internet. The company’s headquarters are located in Buenos Aires and Miami, and it has a presence in the U.S. and all major Latin American countries, including without limitation Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s main shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
Contact:
Juan Iramain
VP Communications & PR
Claxson Interactive Group, Inc.
T. 54 11 4339 3701
jiramain@claxson.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: December 26, 2006	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer

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